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                                  SALTON, INC.
                            550 Business Center Drive
                          Mt. Prospect, Illinois 60056

                               December 10, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn:  Terry Hatfield

Re:      Salton, Inc.
         Registration Statement on Form S-3
         (File No. 333-81599) The "Registration Statement")

Ladies and Gentlemen:

         Reference is hereby made to the above referenced Registration Statement, which was filed with the Securities and Exchange Commission (the "Commission") by Salton, Inc. (the "Company") on June 25, 1999.

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, application is hereby made by the Company to withdraw the Registration Statement. The Company has determined that, in view of current market conditions, it is inadvisable to proceed with the registration and sale of its common stock at this time. In addition, no shares of common stock have been offered or sold pursuant to the Registration Statement.

         The Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph
(a) of said Rule 477.

         Please provide the Company with a copy of the order granting withdrawal of Registration Statement as soon as it is available.

         If you have any questions regarding this application, please contact the Company's legal counsel, Neal Aizenstein of Sonnenschein Nath & Rosenthal at
(312) 876-8938.

                                      Very truly yours,

                                      SALTON, INC.

                                      /s/ WILLIAM B. RUE
                                      -------------------------------------
                                      William B. Rue
                                      President and Chief Operating Officer